Exhibit 99.1

InspiraTM Technologies Announces First In Human of HYLATM Blood Sensor in Clinical Study

First use of HYLA in a patient undergoing open-heart surgery at Sheba Medical Center in Israel

Ra’anana, Israel, March 22, 2023 – Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira Technologies”), a company aiming to revolutionize acute respiratory care, has announced today the first-in-human of a patient undergoing open-heart surgery in the HYLA research clinical study at Sheba Medical Center, Israel.

The HYLA Blood sensor is a non-invasive optical blood sensor, being developed using machine learning based algorithms to measure blood key parameters, continuously and in real-time during extracorporeal procedures including VV-ECMO, VA-ECMO and open-heart surgery.

The HYLA sensor measurements are designed to alert physicians of sudden changes in a patient’s blood key parameters, as well as alert perfusionists of sudden changes in oxygenator performance and blood recirculation.

The HYLA research clinical study is a first in human study designed to compare parameters measured by the non-invasive HYLA sensor to a standard blood gas analyzer that requires blood draw from the patient. The prospective data collection will further support the final product design.

About Inspira Technologies OXY B.H.N. Ltd.

Inspira Technologies is an innovative medical technology company in the respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology (INSPIRA ART), designed to rebalance patient oxygen saturation levels. This technology potentially allows patients to remain awake during treatment while reducing the need for highly invasive, risky, and costly mechanical ventilation systems that require intubation and medically induced coma. The Company’s products have not yet been tested or used in humans and has not been approved by any regulatory entity.

For more information, please visit our corporate website: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses that the data collected in the study will further support the final product design. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov

For more details:

US Public Relations and Investor Relations
Dave Gentry
RedChip Companies Inc.
1-800-RED-CHIP (733-2447)
Or 407-491-4498
IINN@redchip.com

MRK-ARS-050
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